www.linkedin.com/in/
jameswagoner3 (LinkedIn)

Top Skills

Management

Facilities Management

Water

Certifications

Professional Engineer

Certified Professional Maintenance
Manager (CPMM)

James Wagoner, PE

Providing clean portable power to business and government
Seattle, Washington, United States

Summary

As the CEO and co-founder of Joule Case, I lead a team of
engineers and innovators who are dedicated to making advanced
power systems simple and accessible. We provide power solutions
for many remote and backup power applications without the use of
fossil fuels or internal combustion generators, such as food trucks,
construction, natural disasters, and EV Charging.

I have a strong background in developing, testing, and deploying
complex and reliable power systems. I hold a Professional
Engineer license, a Certified Professional Maintenance Manager
certification, and a Project Management Professional certification. I
am passionate about impacting lives by applying new technologies
in new areas and fields, and I care about the environment and the
potential of clean energy to reduce emissions and consumption.

Experience

Joule Case

9 years 1 month

CEO
December 2018 - Present (5 years 8 months)

Co-Founder
July 2015 - Present (9 years 1 month)
Boise, Idaho Area

Joule Case is dedicated to making advanced power systems made simple.
We provide power solutions for many remote and backup power applications
without the use of fossil fuels or internal combustion generators. Our
customers are people that need reliable power in areas such as Trade Shows,
Live Events, Media Production, Backup systems, and many forms of outdoor
recreation.

Fluke Corporation

Senior Engineering Manager Facilities

January 2018 - August 2018 (8 months)

Everett, Washington

Cintas

10 years 8 months

Regional Field Engineer- Northwest and Bay Area

November 2010 - January 2018 (7 years 3 months)

• Facility Manager for 9 industrial washing production facilities and 11 warehouses in California, Nevada, Washington, Oregon, and Idaho with a net asset worth of $110 million

• Responsible for proper production operation of all equipment in region

• Awarded the Association of Washington Business Environmental Excellence Award

• Awarded the National Pollution Prevention Roundtable Most Valuable Pollution Prevention Award

• Identified, obtained funding approval, and completed $15 million dollars in capital projects

• Selected to lead committee to develop a corporate wide Computerized Maintenance Management Program that utilized corporate SOPs

• Installed first successful Bio-Reactor waste water treatment system for small scale water consumption

Regional Field Engineer- Northwest and Western Canada

June 2007 - November 2010 (3 years 6 months)

• Facility manager for 9 industrial washing production facilities and 7 warehouses in Idaho, Washington, Oregon, British Columbia, and Alberta with a net asset worth of $95 million

• Responsible for proper production operation of all equipment in region

• Identified, obtained funding approval, and completed $12 million in capital projects

• Optimized truck routing for 245 routes saving 20% of driving time and $1.5 million in gasoline

• Identified utility tracking need and developed utility tracking program to compare locations on utility efficiency performance

• Installed and developed effective Preventive Maintenance and Work Order program

• Developed first corporate wide preventive maintenance SOP for any asset

• Lead company in total number of Computerized Maintenance Management System implementations

• Installed first successful Reverse Osmosis and Ceramic Micro-filtration waste water treatment system the recycles 90% of water used
• Installed high efficiency washing formulas that reduced water consumption by 25-35% saving $180,000 a year in water and waste water costs
• Promoted 7 maintenance engineers to safety and engineering managers

R2EV
Chief Technology Officer
October 2007 - May 2012 (4 years 8 months)
Seattle

R2EV manufactures advanced portable energy solutions for backup power systems and electric vehicles.

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Education

University of Idaho
Mechanical Engineering, Engineering